[WOLF BLOCK LETTERHEAD]

Howell J. Reeves
Direct Dial:	(215) 977-2234
Direct Fax:	(215) 405-3834
E-mail:	hreeves@wolfblock.com

August 20, 2007

VIA EDGAR AND FACSIMILE

Pamela A. Long, Assistant Director

Securities and Exchange Commission

Washington, DC 20549

Re:	NGA HoldCo, LLC

Registration Statement on Form 10-SB

Filed on: July 20, 2007

File No.: 0-52734

Dear Ms. Long:

Reference is made to your comment letter, dated August 16, 2007, relating to the above-referenced registration statement. In response to a request in your comment letter, and confirming my telephone conversation this afternoon with Errol Sanderson of the Commission’s staff, please be advised that we expect to file an amendment to the above-referenced registration statement that is fully responsive to your comments on or before August 31, 2007.

If you have any questions or concern regarding the proposed timing of the amendment, please do not hesitate to contact me. My telephone number is 215-977-2234.

Respectfully,

/s/ Howell J. Reeves
Howell J. Reeves
For WOLF, BLOCK, SCHORR and SOLIS-COHEN LLP

HJR/ary

cc:	Errol Sanderson, Financial Analyst

Thomas R. Reeg, Operating Manager, NGA HoldCo LLC